EXHIBIT 99.1

ING starts partnership with Scalable

ING announced today that it will start a partnership with online wealth manager Scalable Capital, one of the leading fintechs in the European robo-advice market. Together, ING and Scalable will offer a fully digital investment solution to ING's retail customers in Germany. The partnership fits ING's strategic priority to create a differentiating customer experience that is personal, seamless and relevant.

 "Scalable Capital's online wealth management enables us to offer our customers a highly attractive and comfortable way of investing. This move is in line with our strategy to deliver the best and most cost-effective financial services to our customers through advanced digitisation", says Nick Jue, CEO of ING in Germany.

Customers of ING in Germany will be able to register in less than 15 minutes through an entirely paperless process. With a minimum investment of EUR 10,000 they can monitor their portfolios and all account details, such as performance and fees, on both Scalable Capital and ING mobile apps and online portals in Germany.

ING's Global Head of Fintech, Benoit Legrand comments: "Solutions like Scalable Capital has developed, are exactly what customers are waiting for, offering a seamless and effective experience. As with all 100 fintech partnerships we currently have, we aim to ensure that the solution empowers our customers to stay a step ahead in managing their finances. This is precisely what we are doing together with Scalable Capital. The partnership will be launched in Germany. After a successful launch, we will look into expanding the offering."

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via ing.yourmediakit.com or can be requested by emailing info@yourmediakit.com. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Diederik Heinink	ING Group Investor Relations
+31 20 576 2847	+31 20 576 6396
Diederik.Heinink@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 51,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA AS, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's strategy, which is evidenced by the number one position among 395 banks ranked by Sustainalytics. ING Group shares are being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is among the leaders in the Banks industry group.

IMPORTANT LEGAL INFORMATION

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014.

Projects may be subject to regulatory approvals.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of European Union countries leaving the European Union or a break-up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (5) changes affecting interest rate levels, (6) changes affecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations and the interpretation and application thereof, (10) geopolitical risks and policies and actions of governmental and regulatory authorities, (11) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (12) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) the outcome of current and future legal and regulatory proceedings, (16) ING's ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (17) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com.  Many of those factors are beyond ING's control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

Attachments:

http://www.globenewswire.com/NewsRoom/AttachmentNg/61539d66-bb93-4d27-8871-196dfa7a2851